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                                                                  EXHIBIT (A)(9)

FOR IMMEDIATE RELEASE

LYON COMPLETES TENDER OFFER FOR PRESLEY SHARES

NEWPORT BEACH, CALIFORNIA, November 8, 1999 -- William Lyon and William H. Lyon today announced the completion of their tender offer (the "Tender Offer") for up to 10,678,792 outstanding shares of Series A Common Stock (the "Series A Shares") of The Presley Companies, a Delaware corporation (NYSE: PDC), at a price of $0.655 per share.

In the Tender Offer, which expired at midnight, New York City time, on Friday, November 5, 1999, 5,741,454 shares (including 708,724 shares tendered pursuant to notices of guaranteed delivery) were tendered and accepted for payment, representing approximately 16.5% of the outstanding Series A Shares and approximately 11% of the total number of outstanding shares of Presley common stock.

For further information, please contact:

     Thomas J. Leary
     O'Melveny & Myers LLP
     (949) 760-9600